# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Utz Brands, Inc., CIK 0001739566
CUSIP: 918090101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 900 HIGH STREET, Hanover, Pennsylvania (PA), 17331
Date of event which requires filing of this statement: 07/20/2026
Filed by CIK 0001821472
Persons authorized to receive notices and communications: Gene P. Otto, 1861 Santa Barbara Drive, Lancaster, Pennsylvania (PA), 17601, (717) 735-8021

## Reporting persons
- Series U of UM Partners, LLC (CIK 0001821469): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 50,616,650; shared voting power 0; sole dispositive power 50,616,650; shared dispositive power 0; aggregate amount beneficially owned 50,616,650 (37.3% of the class)
  Comment: Note to rows (7), (9) and (11): Beneficial ownership as of the date of filing this Amendment No. 3 consists of 3,570,000 shares of Class A Common Stock and 47,046,650 shares of Class V Common Stock.
  
  Note to row (13): Calculations are based upon a total of 88,613,213 shares of Class A Common Stock and 55,349,000 shares of Class V Common Stock outstanding as of July 15, 2026 as set forth in the Merger Agreement (as defined below).
- Series R of UM Partners LLC (CIK 0001821472): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 8,932,350; shared voting power 0; sole dispositive power 8,932,350; shared dispositive power 0; aggregate amount beneficially owned 8,932,350 (9.2% of the class)
  Comment: Note to rows (7), (9) and (11): Beneficial ownership as of the date of filing this Amendment No. 3 consists of 630,000 shares of Class A Common Stock and 8,302,350 shares of Class V Common Stock.
  
  Note to row (13): Calculations are based upon a total of 88,613,213 shares of Class A Common Stock and 55,349,000 shares of Class V Common Stock outstanding as of July 15, 2026 as set forth in the Merger Agreement.
- Rice Family Foundation (CIK 0002146175): type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; source of funds: other (OO); sole voting power 900,000; shared voting power 0; sole dispositive power 900,000; shared dispositive power 0; aggregate amount beneficially owned 900,000 (1% of the class)
  Comment: Note to rows (7), (9) and (11): Beneficial ownership as of the date of filing this Amendment No. 3 consists of 900,000 shares of Class A Common Stock.
  
  Note to row (13): Calculations are based upon a total of 88,613,213 shares of Class A Common Stock and 55,349,000 shares of Class V Common Stock outstanding as of July 15, 2026 as set forth in the Merger Agreement.
- Dylan Lissette (CIK 0001821519): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,394,295; shared voting power 0; sole dispositive power 1,394,295; shared dispositive power 0; aggregate amount beneficially owned 1,394,295 (1.6% of the class)
  Comment: Note to rows (7), (9) and (11): Beneficial ownership as of the date of filing this Amendment No. 3 consists of (i) 143,803 shares of Class A Common Stock; (ii) 335,663 shares of Class A Common Stock issuable upon exercise of vested stock options; (iii) 900,000 shares of Class A Common Stock held by the Rice Family Foundation of which Reporting Person's wife is Trustee, and (iv) 14,829 shares of Class A Common Stock held by a trust for the benefit of Reporting Person's child who shares Reporting Person's household. Reporting Person's beneficial ownership of Class A Common Stock as of the date of filing this Amendment No. 3 excludes 16,927 shares of Class A Common Stock issuable upon settlement of RSUs that vest more than 60 days from the date of filing this Amendment No. 3.
  
  Note to row (13): Calculations are based upon a total of 88,613,213 shares of Class A Common Stock and 55,349,000 shares of Class V Common Stock outstanding as of July 15, 2026 as set forth in the Merger Agreement.
- Timothy Brown (CIK 0001821476): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 67,573; shared voting power 0; sole dispositive power 67,573; shared dispositive power 0; aggregate amount beneficially owned 67,573 (0.1% of the class)
  Comment: Note to rows (7), (9) and (11): Beneficial ownership as of the date of filing this Amendment No. 3 consists of 67,573 shares of Class A Common Stock. Reporting Person's beneficial ownership of Class A Common Stock as of the date of filing this Amendment No. 3 excludes 16,927 shares of Class A Common Stock issuable upon settlement of RSUs that vest more than 60 days from the date of filing this Amendment No. 3.
  
  Note to row (13): Calculations are based upon a total of 88,613,213 shares of Class A Common Stock and 55,349,000 shares of Class V Common Stock outstanding as of July 15, 2026 as set forth in the Merger Agreement.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Utz Brands, Inc.
Address of issuer's principal executive offices: 900 HIGH STREET, Hanover, Pennsylvania (PA), 17331

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Series U; (ii) Series R; (iii) the Rice Family Foundation, a Pennsylvania charitable trust (the "Foundation"), (iv) Dylan Lissette, a natural person; and (v) Timothy Brown, a natural person. Series U and Series R were each formed in September 2016 as a series of a Delaware limited liability company. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock except to the extent of any pecuniary interest therein.
Residence or business address: The principal business address for each of the Reporting Persons is 1861 Santa Barbara Drive, Lancaster, PA 17601.
Present principal occupation or employment: Mr. Lissette serves as Chairperson of the Board of Directors of the Issuer. Mr. Brown serves as Founder and Chief Executive Officer of Sageworth, an entity comprised of Sageworth Holdings, LLC, Sageworth Trust Company and Sageworth Trust Company of South Dakota.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons who is a natural person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

On July 20, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Idaho USA, Inc. a Delaware corporation ("Acquiror"), Idaho Merger Sub, Inc., a Delaware corporation and direct or indirect wholly-owned subsidiary of Acquiror ("Merger Sub"), and Intersnack Group GmbH & Co. KG, a German limited partnership (Kommanditgesellschaft) ("Parent"). The Merger Agreement provides that, on the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), and following the Merger, the Issuer will continue as the surviving corporation in the Merger and become an indirect wholly-owned subsidiary of Parent (the "Surviving Corporation"). Capitalized terms used but not defined herein have the meanings given to them in the Merger Agreement, except as otherwise indicated.

Implementation Agreement and Certain Other Transaction Agreements

On July 20, 2026, concurrently with the execution of the Merger Agreement, each of Series U, Series R, Parent, Acquiror, the Issuer and Utz Brands Holdings, LLC, the subsidiary of the Issuer ("UBH"), entered into an implementation agreement (the "Implementation Agreement"), under which the parties thereto agreed to complete, substantially concurrently with the Closing, the following transactions in the following sequence: (i) the parties to the Merger Agreement consummating the Merger in accordance with the terms and conditions of the Merger Agreement; (ii) the Surviving Corporation making the TRA Payment (as defined below), in the aggregate, to Series U and Series R; (iii) the effectiveness of the Closing Provisions of the Fourth Amended and Restated Limited Liability Company Agreement of UBH (the "Fourth A&R UBH Operating Agreement"); (iv) the purchase by Series U and Series R of 2,315,790 common units of UBH ("Common Units") from the Issuer at a per-Common Unit price of $14.25 (the "Purchase") pursuant to a purchase agreement dated July 20, 2026 by and among Series U, Series R and the Issuer (the "Purchase Agreement"); and (v) UBH's redemption from the Issuer of a number of Common Units in exchange for an aggregate amount of cash and, if required, the Redemption Promissory Note (as defined below), calculated using the same per-Common Unit price used to calculate the number of Common Units to be sold in the Purchase, such that, immediately following the Closing, the Purchase and Redemption (as defined below), the Surviving Corporation, on the one hand, and Series U and Series R, in the aggregate, on the other hand, will each own fifty percent (50.00%) of the issued and outstanding Common Units of UBH (the "Redemption" and, together with the Purchase, the "Recapitalization") pursuant to the terms of a redemption agreement dated July 20, 2026 by and among the Issuer and UBH (the "Redemption Agreement"). The agreements contemplated by the foregoing (other than the Merger Agreement) including the Fourth A&R UBH Operating Agreement, the Purchase Agreement and the Redemption Agreement were each executed concurrently with the execution of the Implementation Agreement, with the transactions contemplated thereunder generally to occur or become effective substantially concurrently with the Closing. In addition, under the Implementation Agreement, Series U, in its capacity as the Seller Representative (as defined in the Investor Rights Agreement, dated as of August 28, 2020 and amended as of October 21, 2021 and October 30, 2024, by and among the Issuer, Series U, Series R, Collier Creek Partners LLC, the Founder Holders and the CCH Independent Directors (each as defined therein) (the "IRA")) under the IRA, consented to the execution, delivery and performance of the Implementation Agreement and the other Transaction Agreements and the consummation of the transactions contemplated thereby under the IRA and the Third Amended and Restated Limited Liability Company Agreement of UBH, as amended, including pursuant to Section 2.2 of the IRA, and consented to the adoption of amendments to the amended and restated by-laws of the Issuer, subject to certain limitations. Each of Series U and Series R, in its capacity as a member of UBH, consented to the execution, delivery and performance of (i) the Implementation Agreement, (ii) the other Transaction Agreements (and if applicable, the Redemption Promissory Note), (iii) the Opco Debt Financing Commitment Letter (as defined below), and (iv) any fee letters related to the Opco Debt Financing (as defined below), and, in each case of clauses (i), (ii), (iii) and (iv), the consummation of the transactions contemplated thereby, for all purposes under the Company LLC Organizational Documents (including the IRA).

On July 20, 2026, concurrently with the execution of the Merger Agreement, the Issuer, UBH, Series U, Series R and the TRA Party Representative (as defined therein) entered into Amendment No. 2 to the Tax Receivable Agreement, dated as of August 28, 2020, by and among the Issuer, UBH, Series U, Series R and the TRA Party Representative, as amended (the "Tax Receivable Agreement" and such amendment, the "TRA Amendment"). Pursuant to the TRA Amendment, the Tax Receivable Agreement will automatically terminate concurrently with the Effective Time. In connection with such termination, Series U and Series R will be paid an aggregate amount equal to $44 million by the Surviving Corporation (the "TRA Payment").

Financing

In connection with the contemplated transactions, Parent has obtained debt financing commitments consisting of (i) debt financing (the "Topco Debt Financing") from certain financing sources (the "Topco Debt Financing Sources") pursuant to a commitment letter (the "Topco Debt Financing Commitment Letter") and (ii) debt financing (the "Opco Debt Financing" and together with the Topco Debt Financing and the revolving loans available to the Parent pursuant to the Parent Existing Credit Agreement, the "Debt Financing") from certain financing sources (the "Opco Debt Financing Sources" and, together with the Topco Debt Financing Sources, the "Debt Financing Sources") pursuant to a commitment letter (the "Opco Debt Financing Commitment Letter" and, together with the Topco Debt Financing Commitment Letter, the "Debt Financing Commitment Letters"), pursuant to which the Debt Financing Sources have committed to provide financing in the amounts set forth in the Debt Financing Commitment Letters. The obligations of the Debt Financing Sources to provide the Debt Financing under the Debt Financing Commitment Letters and the obligations of the relevant lenders under the Parent Existing Credit Agreement to fund revolving loans thereunder are each subject to a number of customary conditions. If any portion of the Debt Financing on the terms and conditions of the applicable Debt Financing Commitment Letters becomes unavailable, Acquiror is required to use its reasonable best efforts to obtain, on or prior to the Closing Date, alternative financing, from the same or alternative sources, in an amount sufficient, when added to (a) any portion of the Debt Financing that is and will be available, (b) cash on hand and (c) other sources of funds available, to pay in cash the Required Amount, on terms and conditions that would not constitute a Prohibited Modification. Receipt of the Debt Financing is not a condition to the obligation to Closing or to the consummation of any of the transactions contemplated by the Transaction Agreements.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Merger Agreement; Merger Consideration and Treatment of Equity Awards

As summarized under Item 3 above, on July 20, 2026, the Issuer, Acquiror, Merger Sub and Parent entered into the Merger Agreement.

The Issuer's board of directors, acting on the unanimous recommendation of a special committee of the Issuer's board of directors, consisting only of directors that the Issuer's board of directors determined to each be a "disinterested director" (as defined in Section 144 of the General Corporation Law of the State of Delaware, as amended (the "DGCL")), with respect to the contemplated transactions (the "Special Committee"), has unanimously of all voting, among other things, (i) determined that the Merger Agreement, the other Transaction Agreements and the transactions contemplated thereby are fair to, and in the best interests of, the Issuer and its stockholders, including (x) the holders of the outstanding shares of Class A Common Stock par value $0.0001 per share, of the Issuer ("Class A Common Stock"), excluding (a) Parent, Acquiror and Merger Sub and their respective controlled Affiliates (if applicable), (b) Series U and Series R, (c) the parties to the Voting Agreement (as defined below) (other than Acquiror and the Issuer) and their respective controlled Affiliates, (d) certain other persons identified in the Merger Agreement and (e) any person that the Issuer's Board of Directors has determined to be an "officer" of the Issuer within the meaning of Rule 16a-1(f) of the Exchange Act (such stockholders collectively, the "Unaffiliated Company Stockholders"); (ii) approved, authorized, adopted and declared advisable the Merger Agreement, the other Transaction Agreements and the transactions contemplated thereby (including the Merger, the TRA Payment (as defined below) and the Recapitalization (as defined below)) and (iii) resolved to recommend that the stockholders of the Issuer vote in favor of the approval and adoption of the Merger Agreement, the other Transaction Agreements and the transactions contemplated thereby, including the Merger, the TRA Payment and the Recapitalization. None of the Reporting Persons that served on the board of directors of the Issuer served as members of the Special Committee and such Reporting Persons abstained from any approval of the Merger Agreement, the Transaction Agreements and the transactions contemplated thereby.

At the effective time of the Merger (the "Effective Time"), each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than any (i) shares owned or held in treasury by the Issuer, which will be automatically cancelled for no consideration, (ii) shares owned by any direct or indirect subsidiary of the Issuer or by Parent or any of its direct or indirect Subsidiaries, which will remain outstanding at the Effective Time and (iii) shares as to which appraisal rights have been properly exercised and perfected under Section 262 of the DGCL) will be automatically converted into the right to receive $14.25 per share of Class A Common Stock in cash, without interest and net of applicable withholding taxes (the "Merger Consideration").

In addition, at the Effective Time, each share of Class V Common Stock, par value $0.0001 per share, of the Issuer ("Class V Common Stock" and together with the Class A Common Stock, the "Common Stock") issued and outstanding immediately prior to the Effective Time (all of which are held by Series U and Series R) will be automatically canceled for no consideration.

Each option to purchase Class A Common Stock (each, a "Company Option") that is outstanding and unexercised as of immediately prior to the Effective Time (i) will be deemed to be fully vested and (ii) will be canceled and converted into the right to receive from the Surviving Corporation or its Subsidiaries, at or promptly after the Effective Time (but in no event later than ten (10) Business Days following the Closing Date), an amount, in cash, without interest, equal to the product of (A) the total number of shares of Class A Common Stock subject to such Company Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of Class A Common Stock of such Company Option. If the per share exercise price of any Company Option is equal to or greater than the Merger Consideration, such Company Option will be cancelled as of the Effective Time without any payment therefor.

Each restricted stock unit or performance share unit payable in shares of Class A Common Stock (or whose value is determined with reference to the value of Class A Common Stock) (each, a "Company Restricted Stock Unit") that is held by any director of the Issuer who is not an employee of the Issuer or any Affiliate of the Issuer that is outstanding as of immediately prior to the Effective Time (each, a "Director RSU") (i) will be deemed to be fully vested and (ii) will be canceled and converted into the right to receive from the Surviving Corporation or its Subsidiaries, at or promptly after the Effective Time (but in no event later than ten (10) Business Days following the Closing Date, subject to Section 409A of the Internal Revenue Code of 1986, as amended), an amount, in cash, without interest, equal to the sum of (x) the product of (A) the total number of shares of Class A Common Stock subject to such Director RSU immediately prior to the Effective Time and (B) the Merger Consideration and (y) all cash dividend equivalents accrued or credited with respect to such Director RSUs.

Each Company Restricted Stock Unit other than a Director RSU that is outstanding as of immediately prior to the Effective Time will, at the Effective Time, be converted into the contingent right to receive from the Surviving Corporation or its Subsidiaries an amount, in cash, without interest, equal to the sum of (x) the product of (A) the number of shares of Class A Common Stock subject to such Company Restricted Stock Unit immediately prior to the Effective Time and (B) the Merger Consideration and (y) all cash dividend equivalents accrued or credited with respect to such Company Restricted Stock Units (each a "Restricted Cash Award"); provided, that for purposes of determining the number of shares of Class A Common Stock subject to any Company Restricted Stock Unit immediately prior to the Effective Time, with respect to any Company Restricted Stock Unit that vests based in whole or in part on the achievement of performance conditions, such number will be determined by the Issuer's board of directors (or, if appropriate, any duly authorized committee thereof administering the Company Stock Plans) immediately prior to the Effective Time based on the actual level of performance as of immediately prior to the Effective Time. Each Restricted Cash Award will continue to have, and will be subject to, the same terms and conditions (excluding, for the avoidance of doubt, any performance conditions and additional dividend equivalent rights, which will not apply following the Effective Time), including vesting terms and conditions (including any accelerated vesting upon a qualifying termination of employment), as applied to the corresponding Company Restricted Stock Unit immediately prior to the Effective Time and will be payable in cash within thirty (30) days following the vesting thereof.

Prior to the Effective Time, the Issuer will take all actions necessary pursuant to the terms of the Issuer's 2021 Employee Stock Purchase Plan (the "Company ESPP") and applicable Law to, contingent on the Effective Time, (i) provide that (A) no new Purchase Period (as defined in the Company ESPP) will be commenced following the date of the Merger Agreement under the Company ESPP, (B) there will be no increase in the amount of participants' payroll deduction elections under the Company ESPP or any contributions other than previously elected payroll deductions during the current Purchase Period from those in effect as of the date of the Merger Agreement, (C) no individuals will commence participation in the Company ESPP during the period from the date of the Merger Agreement through the Effective Time and (D) each purchase right issued pursuant to the Company ESPP will be fully exercised on the Final Purchase Date (as defined below) (with Class A Common Stock issued pursuant to such exercise treated in accordance with the treatment of Class A Common Stock described above and with any participant payroll deductions not applied to the purchase of Class A Common Stock returned to the participant); and (ii) terminate the Company ESPP effective as of immediately prior to the Effective Time. For purposes of the Merger Agreement, the "Final Purchase Date" will be the earlier of (x) the scheduled purchase date for such Purchase Period and (y) a date that is within ten (10) Business Days prior to the Effective Time.

Closing Conditions

Each party to the Merger Agreement's obligation to consummate the Merger is conditioned upon (i) the affirmative vote of (x) the holders of a majority of the issued and outstanding shares of Common Stock and (y) a majority of the votes cast by the disinterested stockholders (as such term is defined in Section 144 of the DGCL) of the Issuer (which, for the avoidance of doubt, excludes any stockholder that is not an Unaffiliated Company Stockholder), in each case in favor of the approval and adoption of the Merger Agreement, the other Transaction Agreements and the transactions contemplated thereby including the Merger, the TRA Payment and the Recapitalization; (ii) no order by any court of competent jurisdiction, any federal, state or comparable foreign Governmental Entity of competent jurisdiction or any other material Governmental Entity of competent jurisdiction in the United States or in any jurisdiction where Parent or the Company has material sales or operations having been entered and continuing to be in effect that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger, the TRA Payment, the termination of the Tax Receivable Agreement, the Recapitalization or the effectiveness of the Closing Provisions of the Fourth A&R UBH Operating Agreement (each as defined below) (any of the foregoing, a "Legal Restraint"); and (iii) the expiration or termination of the required waiting period (and extensions thereof) applicable to the Merger or the Recapitalization under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of other clearances or approvals under applicable Antitrust Laws in identified jurisdictions.

In addition, the obligation of each party to consummate the Merger is conditioned upon the other party's representations and warranties being true and correct (subject to certain customary materiality exceptions and qualifications) and the other party having performed in all material respects its obligations under the Merger Agreement and the other Transaction Agreements and, in the case of Parent, Acquiror and Merger Sub, no Burdensome Condition being a condition to receipt of (or otherwise included in) any Regulatory Approval and no Company Material Adverse Effect having arisen or occurred following the date of the Merger Agreement that is continuing.

In addition, the obligation of Parent, Acquiror and Merger Sub to consummate the Merger is conditioned, among other things, on (i) the TRA Payment, the termination of the Tax Receivable Agreement and the Recapitalization being consummated substantially concurrently with the Closing and the Closing Provisions of the Fourth A&R UBH Operating Agreement becoming effective substantially concurrently with the Closing (provided that, (A) except in the case of clause (B), this condition will not apply if the reason that it is not satisfied is because Parent has not complied with certain specified obligations in the Implementation Agreement (as defined below) (including to (1) deliver to the Issuer funds sufficient to make the TRA Payment and (2) cause the OpCo Debt Financing (as defined below) to be delivered) and all other conditions to the consummation of the Merger are satisfied or waived or would be satisfied if the Closing were to occur), and (B) this condition will not be satisfied if the Redemption Shortfall Amount (as defined below) would exceed at the Closing the Redemption Note Cap (as defined below) at such time; (ii) certain representations and warranties of Series U and Series R being true and correct (subject to certain qualifications) as set forth in the Implementation Agreement; and (iii) a certificate being delivered by each of Series U and Series R under the Implementation Agreement certifying that the condition in clause (ii) has been satisfied. Under the Redemption Agreement, the "Redemption Amount" is the amount equal to the number of common units of UBH to be redeemed thereunder in the Redemption, multiplied by a per-Common Unit price of $14.25. In the event that there are insufficient amounts available as calculated under the Redemption Agreement (including assuming that certain amounts are funded regardless of whether funding has occurred) to fund the Redemption Amount (such difference, the "Redemption Shortfall Amount"), then a portion of the Redemption will be funded in cash and the Redemption Shortfall Amount will be funded in the form of a promissory note issued by UBH to the Surviving Corporation (the "Redemption Promissory Note") with a principal amount equal to the Redemption Shortfall Amount, but in no event will the principal amount of the Redemption Promissory Note exceed the sum of (i) $100,000,000 and (ii) the Equipment Financing Repayment Amount (as defined in the Redemption Agreement) (the sum of clause (i) and clause (ii), the "Redemption Note Cap").

Voting Agreement

On July 20, 2026, concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a voting agreement (the "Voting Agreement") with Parent, Acquiror and the Issuer, pursuant to which the Reporting Persons agreed, among other things, to vote or caused to be voted all of the shares of Class A Common Stock and Class V Common Stock owned (beneficially or of record) by them (collectively, their "Issuer Shares") (i) in favor of the approval and adoption of the Merger Agreement and the other Transaction Agreements and the transactions contemplated thereby, including the Merger, the TRA Payment and the Recapitalization, with respect to each meeting (or with respect to any action by written consent) at or for which a vote of such Reporting Person is requested for the approval and adoption therefor, (ii) in favor of any proposal to adjourn or postpone the meeting of stockholders at which the Merger Agreement and the other matters referenced above will be voted upon or any adjournment or postponement thereof in accordance with the Merger Agreement, (iii) in favor of any other proposal necessary for the consummation of the Merger, the TRA Payment and the Recapitalization, (iv) against any Company Takeover Proposal, (v) against any other action, agreement or transaction that would or would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the consummation of the Merger, the TRA Payment and the Recapitalization or the performance by Reporting Persons of their obligations under the Voting Agreement and (vi) against any action, proposal, transaction or agreement that would or would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty of the Issuer contained in the Merger Agreement or any other Transaction Agreement or of the Reporting Persons contained in the Voting Agreement or any other applicable Transaction Agreement.

In addition, the Voting Agreement prohibits the transfer of Issuer Shares by the Reporting Persons during the term of the Voting Agreement without the prior written consent of Parent and the Issuer other than certain transfers of Issuer Shares to Permitted Transferees (as defined in the Voting Agreement). Any additional Issuer Shares or other voting securities of the Issuer (or securities convertible into or exchangeable for such voting securities) that a Reporting Person acquires after the date of the Voting Agreement and prior to its termination (the "New Issuer Shares") become subject to the Voting Agreement to the same extent as the Issuer Shares owned by such Reporting Person as of the date of the Voting Agreement.

Pursuant to the Voting Agreement, each Reporting Person agreed that in the event such person fails to comply with its obligations under the Voting Agreement with respect to voting Issuer Shares in accordance with the Voting Agreement terms, such person grants Parent an irrevocable voting proxy to vote the shares covered by the Voting Agreement, which the Parent is required to exercise pursuant to the Voting Agreement. The Reporting Persons also agreed to refrain from taking certain other actions, including soliciting proxies in connection with the transactions contemplated under the Transaction Agreements or any Company Takeover Proposal, or initiating a stockholder vote with respect to any Company Takeover Proposal, in each case, subject to the terms of the Voting Agreement. Each Reporting Person has also irrevocably waived, and agreed not to exercise, any rights of appraisal or rights of dissent from the Merger with respect to its Issuer Shares or New Issuer Shares.

Delisting of Shares of Class A Common Stock

If the Merger is consummated, the Class A Common Stock of the Issuer will cease to be quoted on the New York Stock Exchange and will be eligible for deregistration under the Exchange Act.

The descriptions of the Merger Agreement and the other Transaction Agreements contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Other than as described in Item 4 above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth under Item 3 of this Amendment No. 3 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentage of beneficial ownership in this Amendment 3 is based on an aggregate 88,613,213 shares of Class A Common Stock and 55,349,000 shares of Class V Common Stock outstanding as of July 15, 2026 as set forth in the Merger Agreement. The aggregate number and percentage of the Class A Common Stock beneficially owned by each of the Reporting Persons and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 3 and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Reporting Persons named in response to Item 5(a) above has sole voting power, shared voting power, sole dispositive power, and shared dispositive power with respect to the Class A Common Stock as set forth in Item 5(a).

Neither the filing of this Amendment No. 3 nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock except to the extent of any pecuniary interest therein.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Class A Common Stock or the Class V Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members or affiliates of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth under Item 4 of this Amendment No. 3 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit H Joint Filing Agreement, dated as of July 22, 2026, by and among the Reporting Persons.

Exhibit I Agreement and Plan of Merger dated as of July 20, 2026, by and among Utz Brands, Inc., Idaho USA, Inc., Idaho Merger Sub, Inc. and Intersnack Group GmbH & Co. KG (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-38686) filed with the Commission on July 22, 2026). (available at https://www.sec.gov/Archives/edgar/data/1739566/000119312526311373/d152441dex21.htm)

Exhibit J Implementation Agreement dated as of July 20, 2026, by and among Utz Brands, Inc., Series U of UM Partners, LLC, Series R of UM Partners, LLC, Utz Brands Holdings, LLC, Idaho USA, Inc. and Intersnack Group GmbH & Co. KG (incorporated by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K (File No. 001-38686) filed with the Commission on July 22, 2026). (available at https://www.sec.gov/Archives/edgar/data/1739566/000119312526311373/d152441dex22.htm)

Exhibit K Amendment No. 1 to the Amended and Restated By-laws of Utz Brands, Inc., effective as of July 20, 2026 (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K (File No. 001-38686) filed with the Commission on July 22, 2026). (available at https://www.sec.gov/Archives/edgar/data/1739566/000119312526311373/d152441dex31.htm)

Exhibit L Voting Agreement, dated as of July 20, 2026, by and among Utz Brands, Inc., Intersnack Group GmbH & Co. KG, Idaho USA, Inc., Series U of UM Partners, LLC, Series R of UM Partners, LLC, Dylan B. Lissette, Timothy P. Brown and the Rice Family Foundation (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-38686) filed with the Commission on July 22, 2026). (available at https://www.sec.gov/Archives/edgar/data/1739566/000119312526311373/d152441dex101.htm)

Exhibit M Amendment No. 2 to Tax Receivable Agreement, dated as of July 20, 2026, by and among Utz Brands, Inc., Utz Brands Holdings, LLC, Series U of UM Partners, LLC, Series R of UM Partners, LLC, and the TRA Party Representative (as defined therein) (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-38686) filed with the Commission on July 22, 2026). (available at https://www.sec.gov/Archives/edgar/data/1739566/000119312526311373/d152441dex102.htm)

Exhibit N Amendment No. 1 to Third Amended and Restated Limited Liability Company Agreement of Utz Brands Holdings, LLC, dated as of July 20, 2026, by and among Utz Brands Holdings, LLC, Utz Brands, Inc., Series U of UM Partners, LLC and Series R of UM Partners, LLC (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K (File No. 001-38686) filed with the Commission on July 22, 2026). (available at https://www.sec.gov/Archives/edgar/data/1739566/000119312526311373/d152441dex104.htm)

Exhibit O Fourth Amended and Restated Limited Liability Company Agreement of Utz Brands Holdings, LLC, dated as of July 20, 2026, by and among Utz Brands Holdings, LLC, Utz Brands, Inc., Series U of UM Partners, LLC and Series R of UM Partners, LLC (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K (File No. 001-38686) filed with the Commission on July 22, 2026). (available at https://www.sec.gov/Archives/edgar/data/1739566/000119312526311373/d152441dex105.htm)

Exhibit P Purchase Agreement, dated as of July 20, 2026, by and among Utz Brands, Inc., Series U of UM Partners, LLC and Series R of UM Partners, LLC (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K (File No. 001-38686) filed with the Commission on July 22, 2026). (available at https://www.sec.gov/Archives/edgar/data/1739566/000119312526311373/d152441dex106.htm)

Exhibit Q Redemption Agreement dated as of July 20, 2026, by and among Utz Brands, Inc. and Utz Brands Holdings, LLC (incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K (File No. 001-38686) filed with the Commission on July 22, 2026). (available at https://www.sec.gov/Archives/edgar/data/1739566/000119312526311373/d152441dex107.htm)

## Signatures
- Series U of UM Partners, LLC: /s/ Dylan B. Lissette, Dylan B. Lissette, President and Chief Executive Officer (07/22/2026)
- Series R of UM Partners LLC: /s/ Dylan B. Lissette, Dylan B. Lissette, President and Chief Executive Officer (07/22/2026)
- Rice Family Foundation: /s/ Stacie R. Lissette, Stacie R. Lissette, Trustee (07/22/2026)
- Dylan Lissette: /s/ Dylan B. Lissette, Dylan B. Lissette (07/22/2026)
- Timothy Brown: /s/ Timothy P. Brown, Timothy P. Brown (07/22/2026)